Exhibit 99.1

MAVERIX METALS ANNOUNCES RECORD GOLD EQUIVALENT OUNCES FOR 2019 AND PROVIDES OUTLOOK FOR 2020

February 18, 2020, Vancouver, British Columbia – Maverix Metals Inc. (the “Company” or “Maverix”) (NYSE American & TSX: MMX) is pleased to announce record gold equivalent ounces for 2019 and provide guidance for 2020.

Fourth Quarter and Full Year 2019 Production

Maverix recorded approximately 7,000 attributable gold equivalent ounces1 in the fourth quarter of 2019 and a record of approximately 24,000 attributable gold equivalent ounces1 for the full year 2019. The 2019 result was on the upper end of the previously announced guidance range and represents an increase of 15% compared to 2018.

2019 Highlights

•         Record annual gold equivalent ounces;

•         Acquired a portfolio of 24 royalties from Kinross Gold and welcomed Kinross as a new shareholder of the Company;

•         Increased the royalty on TMAC Resources’ Hope Bay mine from 1.0% to 2.5%;

•         Acquired a 22.5% silver stream on Ascendant Resources’ El Mochito mine;

•         Completed listing on the NYSE American Exchange and the Toronto Stock Exchange;

•         Declared an inaugural quarterly dividend; and

•         Amended and increased the revolving credit facility to US$120 million.

2020 Outlook

In 2020, Maverix expects 27,000 to 30,000 attributable gold equivalent ounces1 with approximately 97% of expected revenue derived from gold and silver.

Dan O’Flaherty, CEO of Maverix, commented “Maverix had another successful year capped off by a fourth consecutive year of record gold equivalent ounces in 2019. We expect to build off this performance with further growth in 2020 from our existing assets. We also remain focused on adding new accretive precious metals royalties and streams to our portfolio.”

1 Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty revenue and silver sales are converted to an attributable gold equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently. The 2020 forecast provided herein assumes a gold price of US$1,400 per ounce, a silver price of US$16.00 per ounce and a USD to CAD exchange rate of 1.30. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines. None of the information has been independently verified by Maverix and maybe subject to uncertainty. There can be no assurance that such information is complete or accurate.

Qualified Person

Doug Ward, B.Sc., Mining Engineering, MMSA, is Vice President Technical Services for Maverix, and a qualified person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Maverix

Maverix is a gold-focused royalty and streaming company with a globally diversified portfolio of over 100 assets, of which 14 are currently paying. Maverix’s mission is to increase per share value by continuing to add new precious metals royalties and streams. Its shares trade on both the NYSE American and the TSX under the ticker symbol “MMX”.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

CEO & Director

(604) 343-6225

Email:         info@maverixmetals.com

Website:     www.maverixmetals.com

Cautionary statements to U.S. investors

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles (“US GAAP”) in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

Information contained or referenced in this press release or in the documents referenced herein concerning the properties, technical information and operations of Maverix has been prepared in accordance with requirements and standards under Canadian securities laws, which differ from the requirements of US securities laws. The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this press release or in the documents incorporated by reference herein are mining terms as defined in accordance with NI 43-101 under guidelines set out in the Definition Standards for Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on 11 December 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by Canadian securities laws, they are not recognized by SEC standards and normally are not permitted to be used in reports filed with the SEC. Investors are cautioned not to assume that all or any part of the disclosed mineral resource estimates will ever be confirmed or converted into reserves that meet the definitions used by the SEC.  Disclosure of contained ounces are or may be permitted disclosure under regulations applicable to Maverix; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit of production measures. Accordingly, certain information contained in this press release or in the documents incorporated by reference herein concerning descriptions of mineralization and mineral resources under these standards may not be comparable to similar information made public by US companies subject to reporting and disclosure requirements of the SEC.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees , other related risks and uncertainties and those factors included under the heading “Risk Factors” in the Company’s Annual Information Form dated May 23, 2019 available at www.sedar.com. Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management's best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Technical and third-party information

The disclosure herein and relating to properties and operations on the properties in which Maverix holds royalty, stream or other interests is based on information publicly disclosed by the owners or operators of these properties and information/data available in the public domain as at the date hereof, and none of this information has been independently verified by Maverix. Specifically, as a royalty or stream holder, Maverix has limited, if any, access to properties included in its asset portfolio. Additionally, Maverix may from time to time receive operating information from the owners and operators of the properties, which it is not permitted to disclose to the public. Maverix is dependent on, (i) the operators of the properties and their qualified persons to provide information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the properties on which Maverix holds royalty, stream or other interests, and generally has limited or no ability to independently verify such information. Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. Some information publicly reported by operators may relate to a larger property than the area covered by Maverix's royalty, stream or other interest. Maverix's royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.